Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Kingsway Reports Fourth Quarter and 2007 Results

     TORONTO, Feb. 15 /CNW/ - Kingsway Financial Services Inc. (TSE:KFS,
NYSE:KFS) today announced financial results in U.S. dollars for the fourth quarter and year ended December 31, 2007. The Company reported a net loss of
$103.5 million for the fourth quarter ($1.84 diluted loss per share) and a net loss of $18.5 million for the year ($0.33 diluted loss per share). The net loss was primarily attributable to the reserve increase for estimated unfavourable reserve development for prior accident years at its Lincoln
General ("Lincoln") subsidiary previously announced on December 18, 2007.
Details of the results for the fourth quarter and 2007 are included in the
Management's Discussion and Analysis and Consolidated Financial Statements
which are attached.
     "Overall, 2007 was an extremely disappointing year for the Company due to the significant reserve increases which were necessary at our largest subsidiary, Lincoln", said Shaun Jackson, President and Chief Executive
Officer. "The reserve increase of $124.8 million in the quarter significantly reduced earnings, however, it now places the Company on a sound footing for future growth in profitability. During 2007, we implemented many improvements and corrective actions at Lincoln, which we expect will result in much improved performance. Not only have reserves been greatly increased, but we are also eliminating or repricing underperforming insurance programs and have enhanced several operational procedures."
     Mr. Jackson continued, "The increase in reserves at Lincoln has overshadowed the strong operating performance from most of our U.S.
subsidiaries and all of our Canadian subsidiaries, as well as healthy investment returns from our securities portfolio. We ended the year with net premiums written of approximately $1.8 billion and statutory surplus in our operating insurance subsidiaries of approximately $1.2 billion. This is a conservative level of premium leverage which we anticipate will further strengthen in 2008, providing us with significant flexibility to benefit from improving insurance market conditions. Book value per share grew by 5% during
2007 due to currency fluctuations and disappointing operating results. Over the last five years book value has grown at a compound annual growth rate of
16%, illustrating the benefits of Kingsway's diverse operations."
     Property and casualty insurance markets in Canada and the U.S. continue to be very price competitive as the industry is experiencing slow premium growth while at the same time reporting increases in capital and surplus. We expect that industry combined ratios will continue to deteriorate throughout
2008. However, this deteriorating performance together with low interest rates, weak equity markets and potential impairments of assets will lead, we believe, to firmer pricing in many of our markets before the end of 2008.
     Kingsway will continue to execute a strategy which requires that its operating subsidiaries price their insurance products to achieve underwriting profitability. Over the two last years, this pricing discipline has reduced our premium volumes, particularly in our U.S. commercial automobile business.
However, we are now well positioned to benefit both from the earnings from our substantial securities portfolio and from any improvements in pricing.

     Dividend

     The Board of Directors has declared a quarterly dividend of C$0.075 per common share, payable on March 31, 2008 to shareholders of record on March 17,
2008.

     Conference Call and Web cast

     You are invited to participate in our quarterly results conference call that will take place on February 15, 2008 at 4:00 p.m. EST. To access please dial 1-800-733-7560 about 5 minutes before the start of the call. An audio web cast will also be broadcast live and can be accessed through our website at

http://www.kingsway-financial.com or directly at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2138400.

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through thirteen wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company,
York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S.
subsidiaries include Universal Casualty Company, American Service Insurance
Company, Southern United Fire Insurance Company, Lincoln General Insurance
Company, U.S. Security Insurance Company, American Country Insurance Company,
Zephyr Insurance Company, Mendota Insurance Company, Mendakota Insurance
Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
     The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     <<

     Financial Summary and Highlights:

     -------------------------------------------------------------------------
                             Quarter to December 31: 12 months to December 31:
     -------------------------------------------------------------------------
     (in millions of
      dollars except
      per share amounts)    2007     2006  Change      2007      2006  Change
     -------------------------------------------------------------------------
     Gross Premiums
      Written            $ 449.0  $ 409.1      10% $1,962.7 $ 1,932.7      2%
     Underwriting Profit
      (Loss)              (140.1)   (17.5)   (701%)  (172.1)     21.3   (908%)
     Investment Income      38.6     30.4      27%    141.5     120.9     17%
     Net Realized Gains      7.0     11.2     (38%)    52.1      29.0     80%
     Operating Earnings
      (Loss)              (110.9)     4.9  (2,363%)   (59.3)     99.9   (159%)
     Net Income (Loss)    (103.5)    16.8    (716%)   (18.5)    123.3   (115%)
     Diluted Earnings
      (Loss) Per Share     (1.84)    0.30    (713%)   (0.33)     2.17   (115%)
     Book Value Per Share                             16.95     16.12      5%
     Combined Ratio        130.2%   104.1%   26.1%    109.3%     98.8%  10.5%
     -------------------------------------------------------------------------

     -   Gross premiums written increased 10% to $449.0 million in the quarter compared to $409.1 million in Q4 last year. Excluding the second quarter acquisition of Mendota, gross premiums written would have increased 1% in the quarter compared to the same quarter last year.

     -   For the quarter the Company reported a net loss of $103.5 million
         ($18.5 million for the year) compared to net income of $16.8 million in Q4 last year ($123.3 million for the year).

     -   The Company reported an operating loss of $110.9 million in the quarter and a loss of $59.3 million for the fiscal year end 2007, primarily attributable to the previously announced reserve increase at Lincoln.

     -   Diluted loss per share was $1.84 for the quarter (loss of $0.33 for the year) compared to earnings of $0.30 per share for the fourth quarter of 2006 ($2.17 for last year).

     -   The combined ratio was 130.2% in the quarter (109.3% for the year), with Canadian operations reporting a combined ratio of 99.8% (95.0%
         for the year) and U.S. operations a combined ratio of 143.3%
         (115.3% for the year).

     -   Estimated net unfavourable reserve development was $132.0 million in the quarter and $180.4 million for the year, which increased the combined ratio by 28.4% in the quarter and 9.8% for the year. The impact on income of the Lincoln reserve increases on an after tax basis was $2.06 per share in the quarter and $3.10 per share for the year.

     -   Investment income, excluding net realized gains, increased by 27% to
         $38.6 million compared to $30.4 million for the same quarter of 2006, and for the 2007 year increased by 17% to $141.5 million.

     -   The fair value of the securities portfolio per share increased by 14%
         since the beginning of the year to $63.22 at December 31, 2007.

     -   A valuation allowance of $20 million (or $0.36 per share in the quarter and year) was recorded against the future income tax asset for operating losses in the U.S. that do not expire for up to 20 years. Although we are confident in our ability to utilize these losses prior to their expiry, uncertainty over the Company's ability to utilize these losses over the short term led to the Company recording this allowance.

     -   As at December 31, 2007 the securities portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The securities portfolio has an exposure of approximately $3.5 million to the sub-prime mortgage market in the
         U.S. through home equity loan asset backed securities rated AAA by
         S&P.

     >>

     Kingsway Financial Services Inc.
     Management's Discussion and Analysis
     For the three months and year ended December 31, 2007 and 2006
     (U.S. dollars)

     The following management's discussion and analysis (MD&A) should be read in conjunction with the Company's unaudited interim consolidated financial statements for the fourth quarter of fiscal 2007 and 2006; with the MD&A set out on pages 14 to 55 in the Company's 2006 Annual Report, including the section on risk factors; and with the notes to the interim consolidated financial statements for the fourth quarter of fiscal 2007 and the notes to the audited consolidated financial statements for fiscal 2006 set out on pages
66 to 80 of the Company's 2006 Annual Report.
     The Company's financial results are reported in U.S. dollars. Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

     Non-GAAP Financial Measures

     The Company uses both GAAP and certain non-GAAP financial measures to assess performance. Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 86 of the 2006 Annual Report. Although there is not a property and casualty industry defined standard that is consistently applied in calculating these ratios, Kingsway has historically included costs such as corporate office expenses and excluded premium finance revenues whereas other public companies have done otherwise in the calculation of their expense and combined ratios. Readers are therefore cautioned when comparing Kingsway's combined ratios to those of other public companies as they may not have been calculated on a comparable basis.
     The Company also uses securities portfolio per share information which is calculated based on the fair value of the securities portfolio divided by the number of issued and outstanding common shares. The Company uses operating earnings which are calculated as net income excluding after-tax net realized gains and losses on securities to assess the profitability of its operations.
A reconciliation of net income to operating earnings is presented in the section titled 'Operating Earnings'.

     <<
     Premiums

     -------------------------------------------------------------------------
                             Quarter to December 31: 12 months to December 31:
                         -----------------------------------------------------
     (in millions of
      dollars)              2007     2006  Change      2007      2006  Change
                         -----------------------------------------------------
     Gross Premiums
      Written
       Canada            $ 137.7  $ 120.9     14%   $ 570.0   $ 590.7     (4%)
       U.S.                311.3    288.2      8%   1,392.7   1,342.0      4%
                         -----------------------------------------------------
       Total             $ 449.0  $ 409.1     10%  $1,962.7  $1,932.7      2%
                         -----------------------------------------------------
                         -----------------------------------------------------
     Net Premiums
      Written
       Canada            $ 134.4  $ 115.4     16%   $ 547.5   $ 568.7     (4%)
       U.S.                284.1    265.0      7%   1,271.4   1,234.7      3%
                         -----------------------------------------------------
       Total             $ 418.5  $ 380.4     10%  $1,818.9  $1,803.4      1%
                         -----------------------------------------------------
                         -----------------------------------------------------
     Net Premiums
      Earned
       Canada            $ 140.5    127.4     10%   $ 539.6   $ 562.4     (4%)
       U.S.                324.0    297.6      9%   1,302.5   1,204.1      8%
                         -----------------------------------------------------
       Total             $ 464.5  $ 425.0      9%  $1,842.1  $1,766.5      4%
                         -----------------------------------------------------
                         -----------------------------------------------------

     U.S. operations reported an 8% increase in gross premiums written during the quarter and 4% for the year due to the acquisition of Mendota Insurance
Company ("Mendota") which reported gross premiums written of $33.8 million in the quarter and $114.0 million for the nine months since acquisition on April
1, 2007. As a result of the strengthening Canadian dollar, gross premiums in
U.S. dollars for the Canadian operations increased 14% in the quarter compared to last quarter of 2006. However, in Canadian dollars, gross premiums written from Canadian operations declined by 2% for the quarter and 9% for the year compared to last year. Both U.S. and Canadian operations experienced declines of 40% and 17% in gross premiums written in the trucking line of business due to competitive market conditions. U.S. operations represented 69% of gross premiums written in the quarter (71% for the year), compared with 70% in the same quarter (69% last year) last year. Non-standard automobile, trucking, and commercial automobile premiums represented 31%, 21% and 16%, respectively, of gross premiums written for the year compared with 26%, 32% and 13% last year.
Mendota writes primarily non-standard automobile insurance which partially accounts for the increase in the percentage of non-standard automobile compared to the prior year.

     Investment Income

     -------------------------------------------------------------------------
                             Quarter to December 31: 12 months to December 31:
     -------------------------------------------------------------------------
     (in millions of
      dollars)              2007     2006  Change      2007      2006  Change
     -------------------------------------------------------------------------
     Investment Income    $ 38.6   $ 30.4      27%  $ 141.5   $ 120.9     17%
     -------------------------------------------------------------------------

     Investment income has increased in the quarter and year due to higher interest rates, the increase in the securities portfolio due to positive cash flow from operations, the acquisition of Mendota and the strengthening
Canadian dollar relative to the U.S. dollar. The cost based yield on the fixed income portfolio in 2007 increased to 4.7% (4.7% using market based yield)
compared to 4.3% in 2006. The cost based yield (market based yield) represents the total interest income before expenses divided by the average amortized cost base (fair value) of fixed income securities held in the portfolio during the period.

     Net Realized Gains

     The table below presents a summary of the net realized gains for the current quarter and year with comparative figures:

     -------------------------------------------------------------------------
                             Quarter to December 31: 12 months to December 31:
     -------------------------------------------------------------------------
     (in millions of
      dollars)              2007     2006  Change      2007      2006  Change
     -------------------------------------------------------------------------
     Fixed Income          $ 0.3   $ (0.3)    200%   $ (5.4)   $ (7.9)    32%
     Equities               18.5     13.4      38%     72.5      41.5     75%
     Capital Assets            -        -       -       5.4         -      -
     Impairments           (11.8)    (1.9)   (521%)   (20.4)     (4.6)  (343%)
     -------------------------------------------------------------------------
     Total                 $ 7.0   $ 11.2     (38%)  $ 52.1    $ 29.0     80%
     -------------------------------------------------------------------------

     The net realized gains for the year ended December 31, 2007 include significant gains on a number of equity securities in our portfolio which were the target of takeovers during the year, as well as the gain on the sale of the Company's former head office building. These gains have been partially offset by writedowns on equity securities which were deemed to be other than temporarily impaired, including $11.8 million in the fourth quarter of 2007, and $20.4 million for the year.

     Underwriting Results

     -------------------------------------------------------------------------
                                          Quarter to            12 months to
                                          December 31:          December 31:
                                    ------------------------------------------
     (in millions of dollars)           2007       2006       2007       2006
                                    ------------------------------------------
     Underwriting Profit (Loss)
       Canada                       $    0.2   $    4.3   $   27.2     $ 31.0
       U.S.                           (140.3)     (21.8)    (199.3)      (9.7)
                                    ------------------------------------------
       Total                        $ (140.1)  $  (17.5)  $ (172.1)      21.3
                                    ------------------------------------------
                                    ------------------------------------------

     Combined Ratio
       Canada                           99.8%      96.6%      95.0%      94.5%
       U.S.                            143.3%     107.3%     115.3%     100.8%
                                    ------------------------------------------
       Total                           130.2%     104.1%     109.3%      98.8%
                                    ------------------------------------------
                                    ------------------------------------------
     Expense Ratio
       Canada                           37.7%      31.5%      36.0%      30.6%
       U.S.                             31.4%      27.8%      29.5%      28.1%
                                    ------------------------------------------
       Total                            33.3%      28.9%      31.3%      28.9%
                                    ------------------------------------------
                                    ------------------------------------------
     Loss Ratio
       Canada                           62.1%      65.1%      59.0%      63.9%
       U.S.                            112.0%      79.5%      85.8%      72.7%
                                    ------------------------------------------
       Total                            96.9%      75.2%      78.0%      69.9%
                                    ------------------------------------------
                                    ------------------------------------------
     -------------------------------------------------------------------------

     Canadian operations reported a 99.8% combined ratio for the quarter (95.0%
for the year) compared to 96.6% in the fourth quarter of 2006 (94.5% last year). The Canadian operations reported favourable reserve development of $4.6 million in the quarter and $32.0 million for the year, compared to
$4.7 million and $11.1 million for the comparable periods last year. The expense ratio of the Canadian operations was also impacted by the retirement compensation package of approximately $4.5 million paid to the former
President and C.E.O in the fourth quarter by 3.2% and 0.8% for the year.
     The U.S. operations reported a 143.3% combined ratio for the quarter
(115.3% for the year) due to the large reserve increase taken at Lincoln as previously announced on December 18, 2007. The gross reserve increases for prior accident years at Lincoln were $124.8 million in the quarter and
$202.2 million for the year. Lincoln also changed its allocation of estimated reinsurance recoveries which impacted the estimated unfavourable reserve development, net of external reinsurance, by a further $10.0 million in the quarter and $15.8 million for the year. As a result, the U.S. operations had a
$140.3 million underwriting loss in the fourth quarter and $199.3 million for the year which included net unfavourable reserve development, net of external reinsurance, of $136.6 million in Q4 2007 and $212.4 million for the year. The reserve increase at Lincoln impacted the U.S. operations combined ratio by
41.6% in the quarter (16.7% for the year) and the consolidated combined ratio by 29.0% in the quarter (11.8% for the year).

     -------------------------------------------------------------------------
                                          Quarter to            12 months to
                                          December 31:          December 31:
     -------------------------------------------------------------------------
     (in millions of dollars)           2007       2006       2007       2006
     -------------------------------------------------------------------------
     Favourable (unfavourable) change
      in estimated unpaid claims for
      prior accident years, net of
      external reinsurance (note 1):
       Canada                       $    4.6   $    4.7   $   32.0  $   11.1
       U.S.                           (136.6)     (58.3)    (212.4)    (75.4)
                                    ------------------------------------------
       Total                        $ (132.0)  $  (53.6)  $ (180.4) $  (64.3)
                                    ------------------------------------------

     As a % of net premiums earned
      (note 2):
       Canada                           (3.3%)     (3.7%)     (5.9%)    (2.0%)
       U.S.                             42.2%      19.6%      16.3%      6.3%
                                    ------------------------------------------
       Total                            28.4%      12.6%       9.8%      3.6%
                                    ------------------------------------------
     As a % of unpaid claims (note 3):
       Canada                                                 (4.0%)    (1.5%)
       U.S.                                                   18.7%      7.0%
                                                              ----------------
       Total                                                   9.3%      3.5%
                                                              ----------------
     -------------------------------------------------------------------------
     Note 1 - (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results
     Note 2 - (Increase) decrease in current financial year reported combined ratio
     Note 3 - (Increase) decrease compared to estimated unpaid claims at the end of the preceding fiscal year
     >>

     Expenses

     The overall expenses increased in the fourth quarter of 2007 and for the year due to the acquisition of Mendota and the increased operating costs of our U.S. assigned risk business. Higher operating costs and depreciation expense of the new Head Office building in Canada also impacted expenses. The expense ratio of the Canadian operations was also impacted by the retirement compensation package paid of approximately $4.5 million to the former
President and C.E.O in the fourth quarter.

     Interest Expense

     Interest expense in the fourth quarter of 2007 was $10.6 million
($38.9 million for the year), compared to $7.8 million for the fourth quarter of 2006 ($30.2 million for the year) mainly as a result of the issuance of
C$100 million 6% debentures on July 10, 2007 and increased borrowings under the credit facility. The effective interest rate of short term borrowings was
6.1% at December 31, 2007 compared to 5.7% at the end of 2006.

     Income Taxes

     Income taxes recoverable for the fourth quarter of 2007 were $3.1 million
($2.9 million for the year) as a result of losses recognized in our U.S.
domiciled subsidiaries and the fully taxable status of our Canadian subsidiaries. This compares with a tax recoverable of $1.6 million for the same quarter last year (tax charge of $16.5 million or 11.8% of income before income taxes for the year ended 2006). A valuation allowance of $20 million was recorded against the future income tax asset for operating losses in the
U.S. that do not expire for up to 20 years. Although we are confident in our ability to utilize these losses prior to their expiry, uncertainty over the
Company's ability to utilize these losses over the short term led to the
Company recording this allowance.

     Net Loss and Loss Per Share

     Net loss in the fourth quarter was $103.5 million (loss of $18.5 million for the year), compared to net income of $16.8 million in the fourth quarter of last year ($123.3 million for last year). Diluted loss per share was $1.84 for the quarter ($0.33 for the year) compared to earnings per share of $0.30 for the fourth quarter of 2006 ($2.17 last year).

     <<
     Operating Earnings

     Operating earnings are calculated as net income excluding after-tax net realized gains and losses on securities.

     -------------------------------------------------------------------------
                             Quarter to December 31: 12 months to December 31:
     -------------------------------------------------------------------------
     (in millions of
      dollars except
      per share amounts)    2007     2006  Change      2007      2006  Change
     -------------------------------------------------------------------------

     Net Income (Loss)  $ (103.5)  $ 16.8    (716%) $ (18.5)  $ 123.3   (115%)
     Net realized gains
      after tax:
       Net realized gains
        before tax           7.0     11.2     (38%)    52.1      29.0     80%
       Tax effect on
        realized gains      (0.4)    (0.7)    (43%)    11.3       5.6    102%
     -------------------------------------------------------------------------
     Net realized gains
      after tax              7.4     11.9     (38%)    40.8      23.4     74%
     -------------------------------------------------------------------------
     Operating earnings
      (loss)              (110.9)     4.9  (2,363%)   (59.3)     99.9   (159%)

     Average outstanding
      shares diluted
      (in millions)         55.8     56.7      (2%)    55.9      56.9     (2%)
     Operating earnings
      (loss) per share     (1.99)    0.09  (2,311%)   (1.06)     1.76   (160%)

     -------------------------------------------------------------------------

     Balance Sheet

     The table below shows a review of selected categories from the balance sheet reported in the financial statements at December 31, 2007 compared to December 31, 2006.

     -------------------------------------------------------------------------
                                                    As at
     -------------------------------------------------------------------------
     (in millions of dollars)            December 31,   December 31,   Change
                                                2007           2006
     -------------------------------------------------------------------------
     Assets
       Securities                          $ 3,256.4      $ 2,861.6       14%
       Accounts receivable and other
        assets                                 365.4          318.3       15%
       Income taxes recoverable                  1.3            2.0      (35%)
       Future income taxes                     114.1           75.2       52%
       Capital assets                          133.4          108.1       23%
       Goodwill and intangible assets          116.8           90.9       28%

     Liabilities
       Bank indebtedness                       172.4           52.1      231%
       Unearned premiums                       758.5          682.5       11%
       Unpaid claims                         2,267.1        1,939.4       17%

       Senior unsecured debentures             220.1          191.9       15%

     Shareholders' Equity                      940.8          901.0        4%
       Book value per share                    16.95          16.12        5%
     -------------------------------------------------------------------------

     Securities:

     Since December 31, 2006 securities have increased by 14%. This increase is primarily due to the adoption of fair value accounting of securities designated as available for sale, the acquisition of Mendota Insurance Company and its subsidiaries and the impact of the appreciation in the U.S. dollar value of the Canadian dollar securities portfolio.
     The two tables below illustrate the amortized cost and fair value of securities by major securities category as at December 31, 2007 and December
31, 2006.

     -------------------------------------------------------------------------
                                                      December 31, 2007
     -------------------------------------------------------------------------
     (in millions of dollars)                Amortized cost        Fair value
     -------------------------------------------------------------------------
     Term deposits                                  $ 393.8           $ 394.6
     Bonds:
       Government                                     366.1             372.3
       Corporate                                    2,034.3           2,047.7
     Preferred shares                                   9.0               7.1
     Common shares                                    418.6             434.7
     -------------------------------------------------------------------------
                                                  $ 3,221.8         $ 3,256.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                      December 31, 2006
     -------------------------------------------------------------------------
     (in millions of dollars)                Amortized cost        Fair value
     -------------------------------------------------------------------------
     Term deposits                                  $ 379.6           $ 379.1
     Bonds:
       Government                                     332.1             333.2
       Corporate                                    1,783.2           1,771.5
     Common shares                                    366.7             404.2
     -------------------------------------------------------------------------
                                                  $ 2,861.6         $ 2,888.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The fair value of the securities portfolio including securities, financed premiums and cash, increased 14% to $3.51 billion or $63.22 per common share outstanding as at December 31, 2007, compared to $3.09 billion or $55.21 per common share outstanding as at December 31, 2006.
     The table below summarizes the fair value by contractual maturity at
December 31, 2007 of the fixed income securities portfolio, which includes term deposits and bonds, split between Canadian and U.S. operations:

     Maturity Profile:
     -------------------------------------------------------------------------
                                                  Canadian         U.S.
                                                Operations  Operations  Total
     -------------------------------------------------------------------------
     Due in less than one year                        39.8%       16.9%  25.4%
     Due in one through five years                    33.0%       50.6%  44.1%

     Due in five through ten years                    25.0%       26.0%  25.6%
     Due after ten years                               2.2%        6.5%   4.9%
     -------------------------------------------------------------------------
     Total                                           100.0%      100.0% 100.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Net unrealized gains on the total securities portfolio were $34.6 million or $0.62 per share outstanding at December 31, 2007 which is included as a component of "other comprehensive income", as compared to net unrealized gains of $26.5 million or $0.47 per share outstanding at December 31, 2006. Net unrealized gains on the common shares portfolio were $16.0 million or $0.29 per share outstanding at December 31, 2007 compared to $37.5 million or $0.67 per share outstanding at December 31, 2006.
     Duration is a measure used to estimate the extent market values of fixed income instruments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point or 1 percent parallel increase in interest rates would decrease the market value of fixed income securities by $92.3 million at December 31, 2007, or 3.3% of the $2.81 billion fair value fixed income securities portfolio.

     The following table summarizes the composition of the fair value of the fixed income securities portfolio at the dates indicated, by rating as assigned by Standard & Poor's ('S&P') or Moody's Investors Service:

     Credit rating profile:
     -------------------------------------------------------------------------
                                        As at December 31,  As at December 31,
                                                     2007                2006
     -------------------------------------------------------------------------
     AAA/Aaa                                         53.9%               54.0%
     AA/Aa                                           23.4%               24.1%
     A/A                                             16.8%               17.8%
     BBB/Baa                                          3.5%                2.8%
     Below BBB/Baa                                    2.4%                1.3%
     -------------------------------------------------------------------------
     Total                                          100.0%              100.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     As at December 31, 2007 the securities portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The securities portfolio has an exposure of approximately
$3.5 million to the sub-prime mortgage market in the U.S. through home equity loan asset backed securities rated AAA by S&P.

     Accounts receivable and other assets:

     Accounts receivable and other assets increased by 15% to $365.4 million, primarily as a result of the acquisition of Mendota Insurance Company.

     Future income taxes:

     Future income taxes increased due to tax losses recognized by the U.S.
operations which can be utilized in future periods. A valuation allowance of
$20 million was recorded against the future income tax asset for operating losses in the U.S. that do not expire for up to 20 years. Although we are confident in our ability to utilize these losses prior to their expiry, uncertainty over the Company's ability to utilize these losses over the short term led to the Company recording this allowance.

     Capital assets:

     Capital assets increased as a result of the completion of the new corporate head office in Mississauga which was partially offset by the disposition of the previous head office building.

     Goodwill and intangible assets:

     Goodwill and intangible assets increased by $25.9 million in the year 2007 mainly as a result of the acquisitions of Mendota Insurance Company and the assigned risk business from the Robert Plan Corporation.

     Bank indebtedness:

     Bank indebtedness increased from $52.1 million at December 31, 2006 to
$172.4 million. During the year the Company borrowed approximately $40 million to partially finance the acquisition of Mendota Insurance Company, which closed on April 1, 2007, and $35 million to acquire the renewal rights and fund the operating costs of the assigned risk business acquired from the
Robert Plan Corporation. The Company repaid $84 million of bank indebtedness from the proceeds of the C$100 million senior unsecured debentures issued on
July 10, 2007. The Company utilized a new 365 day C$70 million credit facility and internal funds to repay the C$78 million senior unsecured debenture that matured on December 31, 2007. The undrawn amounts available under the bank credit facility as at December 31, 2007 was $73.6 million.

     Unearned premiums:

     Unearned premiums increased 11% since December 31, 2006 of which 6% of the increase is the result of the acquisition of Mendota Insurance Company and the balance of the increase relates to normal seasonal impact of motorcycle and taxi business.

     Unpaid claims:

     The following table presents a summary of the provision for unpaid claims by line of business:

     -------------------------------------------------------------------------
     (in millions of dollars)
     -------------------------------------------------------------------------
     Line of Business             December 31, 2007         December 31, 2006
     -------------------------------------------------------------------------

     Non - Standard Automobile            $   575.2                 $   475.3
     Standard Automobile                      144.5                     126.4
     Commercial Automobile                    239.2                     220.8
     Trucking                                 811.6                     734.9
     Motorcycle                               126.8                     102.8
     Property & Liability                     303.3                     228.9
     Other                                     66.5                      50.3
     -------------------------------------------------------------------------
     Total                                $ 2,267.1                 $ 1,939.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The provisions for unpaid claims increased by 17% to $2.27 billion compared to $1.94 billion at the end of 2006 as a result of the acquisition of
Mendota Insurance and increases in the level of reserves at Lincoln. At
December 31, 2007 the provision for unpaid claims comprised case reserves for individual claims, which increased 12% to $1.31 billion ($1.17 billion at year end 2006), and a provision for IBNR claims which increased 24% to
$0.95 billion ($0.77 billion at year end 2006).

     Senior unsecured debentures:

     On July 10, 2007 the Company, through its newly formed wholly-owned subsidiary Kingsway 2007 General Partnership, issued C$100 million 6% senior unsecured debentures with a maturity date of July 11, 2012. The C$78 million senior unsecured debenture that matured on December 31, 2007 was fully repaid by a combination of additional borrowings against our credit facility and internal funds.

     Book value per share:

     Book value per share increased by 5% to $16.95 from $16.12 as at
December 31, 2007. This increase is mainly due to currency fluctuations and the adoption of the new financial instruments accounting standard. As a result of the new standard, the securities classified as available for sale were marked to market on January 1, 2007. This adjustment, net of tax, increased the book value per share by $0.32.

     Contractual Obligations

     Information concerning contractual obligations as at December 31, 2007 is shown below:

     -------------------------------------------------------------------------
     Payments Due by Period (in millions of dollars)
                                                               There-
                         2008    2009    2010    2011    2012   after   Total
     -------------------------------------------------------------------------
     Bank indebtedness $172.4       -       -       -       -  $    -  $172.4
     Senior unsecured
      debentures            -       -       -       -    99.7   120.4   220.1
     Subordinated
      indebtedness          -       -       -       -       -    87.4    87.4
     Loan payable           -       -       -       -       -    66.2    66.2
     -------------------------------------------------------------------------
     Total             $172.4       -       -       -    99.7  $274.0  $546.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     For further details on the Company's long term debt and interest obligations, refer to note 13 of the Company's 2006 audited consolidated financial statements and pages 41 to 44 of the 2006 Annual Report which sets out the Company's contractual obligations as at December 31, 2006. The Company is in compliance with all of its financial covenant requirements under its debt agreements.

     Liquidity and Capital Resources

     During the year ended December 31, 2007, the net cash flow from operating activities was $67.1 million. The Company believes that the cash generated from the operating activities will be sufficient to meet its ongoing cash requirements, including interest payment obligations and dividend payments.
     During the year ended December 31, 2007, the Company repurchased and cancelled 445,100 common shares under the normal course issuer bid for a total purchase price of $8.1 million at an average price of $18.20 (Cdn$20.35).
     As at December 31, 2007 the Company was well capitalized to support the premium volume of its' insurance subsidiaries. Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of
Financial Institutions (OSFI) and the Financial Services Commission of Ontario
(FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at
December 31, 2007 the MCT of our Canadian subsidiaries are well in excess of the target MCT level, with MCT margins ranging between 240% and 279% and aggregate available capital of approximately $125.9 million in excess of required capital.
     In the United States, a risk based capital (RBC) formula is used by the
National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The
NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at December 31, 2007 Lincoln had a RBC ratio of 153% and will be at the RBC company action level as of December 31, 2007, primarily due to an affiliated loss portfolio transfer reinsurance agreement entered into in
2007 as well as contingent commissions returned to affiliated reinsurers in 2007. Due to the one time nature of these two events, Lincoln will revert to a RBC ratio over 200% as of January 1, 2008. The RBC ratios of our other
U.S. subsidiaries range between 347% and 4,423% and have aggregate capital of approximately $138.7 million in excess of required capital.
     Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda, are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at December 31, 2007 the capital maintained by Kingsway Reinsurance Corporation was approximately $298.7 million in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway Reinsurance (Bermuda) Limited was approximately $80.9 million in excess of regulatory requirements.

     Off-Balance Sheet Financing

     The Company entered into an off-balance sheet transaction through the
Kingsway Linked Return of Capital Trust transaction that was completed on
July 14, 2005 which is more fully described in Note 13(d) of the 2006 audited consolidated financial statements and page 43 of the 2006 Annual Report.

     Summary of Quarterly Results

     The following table presents our financial results over the previous eight quarters.

     -------------------------------------------------------------------------
     (in
      millions
      of
      dollars    2007                            2006
      except    --------------------------------------------------------------
      per share)   Q4      Q3      Q2      Q1      Q4      Q3      Q2      Q1
                --------------------------------------------------------------
                --------------------------------------------------------------
     Gross
      premiums
      written  $449.0  $509.1  $525.2  $479.4  $409.1  $483.9  $532.5  $507.2
     -------------------------------------------------------------------------
     Net
      premiums
      earned    464.5   485.3   474.0   418.2   425.0   458.3   456.2   427.0
     -------------------------------------------------------------------------
     Total
      revenue   510.1   528.1   538.6   458.9   466.6   498.2   499.5   452.0
     -------------------------------------------------------------------------
     Net income
      (loss)   (103.5)   23.6    41.7    19.6    16.8    37.4    40.2    28.9
     -------------------------------------------------------------------------
     Earnings
      (Loss)
      per share
     Basic      (1.86)   0.43    0.75    0.35    0.30    0.67    0.71    0.51
     Diluted    (1.84)   0.42    0.74    0.35    0.30    0.66    0.71    0.51
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Supplementary Financial Information

     Financial Strength Indicators:

     Some of the key indicators of the Company's financial strength are as follows:

                                                    December 31,  December 31,
                                                           2007          2006
                                                    --------------------------
                                                    --------------------------
     Rolling four quarter calculations:
       Net premiums written to estimated statutory
        surplus ratio                                      1.5x          1.6x

       Interest coverage ratio                             0.9x          5.9x

     Total bank and senior debt to capitalization ratio   31.0%         24.2%

     Selected Financial Information expressed in thousands of Cdn. dollars, except for per share amounts

     The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

     -------------------------------------------------------------------------
     (in millions of dollars
      except per share
      amount)             Quarter to December 31:   12 months to December 31:

                               2007          2006          2007          2006
     -------------------------------------------------------------------------

     Gross premiums
      written           $     440.2   $     466.0   $   2,110.5   $   2,191.6
     Net premiums earned      450.8         484.1       1,968.2       2,002,9
     Net income (loss)       (100.5)         19.2          (7.4)        139.4
     Earnings (loss) per
      share - diluted         (1.81)         0.34         (0.13)         2.45
     Underwriting profit
      (loss)                 (135.7)        (20.0)       (171.8)         24.0
     Book value per share                                 16.80         18.79
     -------------------------------------------------------------------------

     Outlook

     The Company's 2006 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading
Risks Factors in the Management's Discussion and Analysis section. These factors and events have, for the most part, remained substantially unchanged.

     Disclosure Controls and Procedures

     Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under
Multilateral Instrument 52-109 issued by the Canadian Securities
Administrators. Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive
Officer and the Chief Financial Officer by others within those entities,

particularly during the period in which the annual filings are being prepared.

     Internal Controls over Financial Reporting

     Management of the Company is responsible for designing internal controls over financial reporting for the Company as defined under Multilateral
Instrument 52-109 issued by the Canadian Securities Administrators. Management has designed such internal controls over financial reporting, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. There has been no change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. However the reserving process at Lincoln was changed through the establishment of a reserving committee in the fourth quarter.

     Forward Looking Statements
     --------------------------
     This press release (including the Management's Discussion and Analysis)
includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its
2006 Annual Report under the heading Risk Factors in the Management's
Discussion and Analysis section. The securities filings can be accessed on the
Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at
www.sec.gov or through the Company's website at www.kingsway-financial.com.
The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF OPERATIONS
     (In thousands of U.S. dollars, except for per share amounts)

     -------------------------------------------------------------------------
     (Unaudited)          Quarter to December 31:   12 months to December 31:
                               2007          2006          2007          2006
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Gross premiums
      written           $   448,998   $   409,115   $ 1,962,740   $ 1,932,750
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Net premiums
      written           $   418,517   $   380,421   $ 1,818,902   $ 1,803,382
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Revenue:
       Net premiums
        earned          $   464,564   $   424,977   $ 1,842,118   $ 1,766,497
       Investment income     38,618        30,401       141,456       120,871
       Net realized gains     6,951        11,210        52,111        28,987
     -------------------------------------------------------------------------
                            510,133       466,588     2,035,685     1,916,355
     -------------------------------------------------------------------------

     Expenses:
       Claims incurred  $   450,069   $   319,536   $ 1,436,340   $ 1,234,525
       Commissions and
        premiums taxes       81,497        76,160       334,800       328,443
       General and
        administrative
        expenses             73,121        46,822       243,082       182,256
       Interest expense      10,642         7,830        38,867        30,247
       Amortization of
        intangibles           1,379         1,030         4,007         1,030
     -------------------------------------------------------------------------
                            616,708       451,378     2,057,096     1,776,501
     -------------------------------------------------------------------------
     Income (loss)
      before income
      taxes                (106,575)       15,210       (21,411)      139,854
     -------------------------------------------------------------------------
     Income taxes
      (recovery)             (3,081)       (1,638)       (2,885)       16,545
     -------------------------------------------------------------------------
     Net income (loss)  $  (103,494)  $    16,848   $   (18,526)  $   123,309
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Earnings (loss)
      per share:
       Basic:           $     (1.86)  $      0.30   $     (0.33)  $      2.19
       Diluted:         $     (1.84)  $      0.30   $     (0.33)  $      2.17
     Weighted average
      shares outstanding
      (in '000s):
       Basic:                55,589        56,060        55,657        56,234
       Diluted:              55,752        56,715        55,944        56,869
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED BALANCE SHEETS
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                                    December 31   December 31
                                                           2007          2006
                                                     (unaudited)
     -------------------------------------------------------------------------
     ASSETS
       Cash and cash equivalents                    $   161,635   $   129,706
       Securities                                     3,256,365     2,861,562
       Accrued investment income                         33,186        28,365
       Financed premiums                                 91,851        67,528
       Accounts receivable and other assets             365,410       318,332
       Due from reinsurers and other insurers           207,137       208,090
       Deferred policy acquisition costs                176,202       158,527
       Income taxes recoverable                           1,348         2,017
       Future income taxes                              114,066        75,212
       Capital assets                                   133,431       108,149
       Goodwill and intangible assets                   116,774        90,850
     -------------------------------------------------------------------------
                                                    $ 4,657,405   $ 4,048,338
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY

     LIABILITIES
       Bank indebtedness                            $   172,436   $    52,149
       Loans payable                                     66,222        66,222
       Accounts payable and accrued liabilities         144,940       124,760
       Unearned premiums                                758,490       682,452
       Unpaid claims                                  2,267,082     1,939,363
       Senior unsecured debentures                      220,080       191,930
       Subordinated indebtedness                         87,354        90,500
     -------------------------------------------------------------------------
                                                      3,716,604     3,147,376
     -------------------------------------------------------------------------
     SHAREHOLDERS' EQUITY
       Share capital                                    326,151       328,473
       Issued and outstanding number of common shares
         55,515,728 - December 31, 2007
         55,884,525 - December 31, 2006

       Contributed surplus                                7,619         5,352
       Retained earnings                                521,165       560,126
       Accumulated other comprehensive income            85,866         7,011
     -------------------------------------------------------------------------
                                                        940,801       900,962
     -------------------------------------------------------------------------
                                                    $ 4,657,405   $ 4,048,338
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                          Quarter to December 31:   12 months to December 31:
     -------------------------------------------------------------------------
     (Unaudited)               2007          2006          2007          2006
     -------------------------------------------------------------------------
     Share capital

     Balance at beginning
      of period         $   327,295   $   329,649   $   328,473   $   331,470
     Issued during the
      period                    (61)          606         1,082         3,004
     Repurchased for
      cancellation           (1,083)       (1,782)       (3,404)       (6,001)
     -------------------------------------------------------------------------
     Balance at end of
      period                326,151       328,473       326,151       328,473
     -------------------------------------------------------------------------
     Contributed surplus

     Balance at beginning
      of period         $     6,932   $     4,418   $     5,352   $     3,237
     Stock option
      expense                   687           934         2,267         2,115
     -------------------------------------------------------------------------
     Balance at end of
      period                  7,619         5,352         7,619         5,352
     -------------------------------------------------------------------------
     Retained earnings

     Balance at beginning
      of period         $   629,793   $   550,280   $   560,126   $   460,050
     Net income for
      the period           (103,494)       16,848       (18,526)      123,309

     Common share
      dividends              (4,150)       (3,647)      (15,710)      (12,988)
     Repurchase of
      shares for
      cancellation             (984)       (3,355)       (4,725)      (10,245)
     -------------------------------------------------------------------------
     Balance at end
      of period             521,165       560,126       521,165       560,126
     -------------------------------------------------------------------------
     Accumulated other
      comprehensive
      income

     Balance at beginning
      of period         $    83,248   $    20,897   $     7,011   $     9,958
     Cumulative effect
      of adopting new
      accounting policies         -             -        17,672             -
     Other comprehensive
      income (loss)           2,618       (13,886)       61,183        (2,947)
     -------------------------------------------------------------------------
     Balance at end of
      period                 85,866         7,011        85,866         7,011
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total shareholders'
      equity at end
      of period         $   940,801   $   900,962   $   940,801   $   900,962
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                          Quarter to December 31:   12 months to December 31:
     -------------------------------------------------------------------------
     (Unaudited)               2007          2006          2007          2006
     -------------------------------------------------------------------------
     Comprehensive income

     Net income         $  (103,494)  $    16,848   $   (18,526)  $   123,309
     Other comprehensive
      income, net of taxes:
       - Change in
        unrealized gains
        on available-for
        securities:
         Unrealized gains
          arising during
          the period, net
          of income
          taxes(1)           10,940             -        19,885             -
         Recognition of
          realized gains
          to net income,
          net of income
          taxes(2)           (5,764)            -       (13,312)            -

       - Unrealized gains
        (losses) on
        translating
        financial
        statement of
        self-sustaining
        foreign operations      528       (13,866)       54,610        (2,947)
       - Gains on cash
        flow hedge           (3,086)                          -             -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Other comprehensive
      income (loss)           2,618       (13,866)       61,183        (2,947)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Comprehensive
      income            $  (100,876)  $     2,982   $    42,657   $   120,362
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Net of tax of $152 for the quarter to December 31 and $803 for the
     12 months to December 31.
     (2) Net of tax of $1,256 for the quarter to December 31 and $5,100 for the 12 months to December 31.

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CASH FLOWS
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                           Quarter to December 31:  12 months to December 31:
     -------------------------------------------------------------------------
     (Unaudited)               2007          2006          2007          2006
     -------------------------------------------------------------------------
     Cash flows from
      operating
      activities
     Net income (loss)  $ (103,494)   $    16,848   $   (18,526)  $   123,309
     Items not affecting
      cash:
       Amortization          5,774            410        15,542         6,135
       Future and
        current income
        taxes              (13,714)        42,869       (36,271)       45,539
       Net realized gains   (6,951)       (11,210)      (52,111)      (28,987)
       Amortization of
        bond premiums
        and discounts         (243)          (466)       (7,951)       (2,667)
       Net change in
        other non-cash
        balances            91,609        (28,561)      166,403        23,900
     -------------------------------------------------------------------------
                           (27,019)        19,890        67,086       167,229
     -------------------------------------------------------------------------
     Cash flows from
      financing activities

     Increase (decrease)
      in share capital         (61)           606         1,082         3,004
     Repurchase of common
      shares for
      cancellation          (2,067)        (5,137)       (8,129)      (16,246)
     Dividends paid         (4,150)        (3,647)      (15,710)      (12,988)

     Increase in bank
      indebtedness and
      loans payable         20,348         16,093       129,050        40,845
     -------------------------------------------------------------------------
                            14,070          7,915       106,293        14,615
     -------------------------------------------------------------------------
     Investing activities

     Purchase of
      securities          (997,985)      (770,313)   (4,135,457)   (3,279,985)
     Proceeds from sale
      of securities      1,085,008        855,790     4,074,167     3,164,215
     Financed premiums
      receivable, net       (2,053)        10,879       (14,440)       18,369
     Acquisitions, net
      of cash acquired      (4,034)       (22,415)      (44,721)      (22,415)
     Net change to
      capital assets        (3,617)        (9,695)      (20,999)      (43,356)
     -------------------------------------------------------------------------
                            77,319         64,246      (141,450)     (163,172)
     -------------------------------------------------------------------------
     Net change in cash
      and cash
      equivalents           64,370         92,051        31,929        18,672
     Cash and cash
      equivalents at
      beginning of period   97,265         37,655       129,706       111,034
     -------------------------------------------------------------------------
     Cash and cash
      equivalents at end
      of period         $  161,635   $    129,706   $   161,635   $   129,706
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS KFS)

CO:  Kingsway Financial Services Inc.

CNW 15:00e 15-FEB-08